Q2 2022 RESULTS REVIEW July 29th, 2022 EExhibit 99.2

Safe Harbor Statement and Disclosures All statements other than statements of historical fact contained in this earning release, including competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, liquidity, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. Forward looking statements also include statements regarding the future performance of CNH Industrial and its subsidiaries on a standalone basis. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements, including those related to the COVID-19 pandemic, are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize (or they occur with a degree of severity that the Company is unable to predict) or other assumptions underlying any of the forward-looking statements prove to be incorrect, including any assumptions regarding strategic plans, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the continued uncertainties related to the unknown duration and economic, operational and financial impacts of the global COVID-19 pandemic and the actions taken or contemplated by governmental authorities or others in connection with the pandemic on our business, our employees, customers and suppliers; supply chain disruptions, including delays caused by mandated shutdowns, industry capacity constraints, material availability, and global logistics delays and constraints; disruption caused by business responses to COVID-19, including remote working arrangements, which may create increased vulnerability to cybersecurity or data privacy incidents; our ability to execute business continuity plans as a result of COVID-19; the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products, including demand uncertainty caused by COVID-19; general economic conditions in each of our markets, including the significant economic uncertainty and volatility caused the war in the Ukraine and by COVID-19; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly pertaining to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; volatility in international trade caused by the imposition of tariffs, sanctions, embargoes, and trade wars; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; price pressure on new and used equipment; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; security breaches, cybersecurity attacks, technology failures, and other disruptions to the information technology infrastructure of CNH Industrial and its suppliers and dealers; security breaches with respect to our products; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including other pandemics, terrorist attacks in Europe and elsewhere; our ability to realize the anticipated benefits from our business initiatives as part of our strategic plan; our failure to realize, or a delay in realizing, all of the anticipated benefits of our acquisitions, joint ventures, strategic alliances or divestitures and other similar risks and uncertainties, and our success in managing the risks involved in the foregoing. Forward-looking statements are based upon assumptions relating to the factors described in this earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside CNH Industrial’s control. CNH Industrial expressly disclaims any intention or obligation to provide, update or revise any forward-looking statements in this announcement to reflect any change in expectations or any change in events, conditions or circumstances on which these forward-looking statements are based. Further information concerning CNH Industrial, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”). All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

SECOND QUARTER 2022 HIGHLIGHTS Record Q2 revenues up 17.5%, pricing and volume, negative FX (3%) Double-digit margin for Industrial Activities, continued pressure on production Orders remain solid as soft commodities decline Positive Free Cash Flow in the quarter Sale of non-core Raven businesses complete Momentum strong for now, guidance for the year unchanged

$663M adj. EBIT(1) 14.0% adj. EBIT margin(1) $4.7B net sales Q2 22 +22% change net sales (@CC*) AGRICULTURE Pricing of +13% offset increased cost Gross margin at 23.4% Manufacturing inventories remain elevated Strong demand for row crop equipment Softening for low HP tractors Order books remain strong for tractors and combines Successfully leveraging dual brand strategy (*) @CC means at constant currency (1) Non-GAAP measures (definition & reconciliation in appendix)

$34M adj. EBIT(1) 3.8% adj. EBIT margin(1) $891M net sales Q2 22 +12% change net sales (@CC*) Construction Pricing offsetting higher production cost Sampierana already strong contributor in EU, ahead of plan Market share increased in light equipment Order book up over 20% YoY across regions and sub-segments Launching new product category that will be “groundbreaking” (*) @CC means at constant currency (1) Non-GAAP measures (definition and reconciliation in appendix)

STRATEGIC PRIORITIES | IN FOCUS CUSTOMER INSPIRED INNOVATION BRAND AND DEALER STRENGTH TECHNOLOGY LEADERSHIP OPERATIONAL EXCELLENCE SUSTAINABILITY STEWARDSHIP

Second Quarter 2022 | Financial Highlights +18% -20 bps +14% +$0.06 -$1.7 B Industrial Activities Consolidated -381 Adjusted Diluted EPS(*) Available Liquidity(*) Adjusted Gross Margin(*) Free Cash Flow(*) Adjusted EBIT(*) Net Sales(*) ($mn) (*) Non-GAAP measures (definition and reconciliation in appendix) Note: all figures for 2021 in this presentation refer to continuing operations

SECOND QUARTER 2022 | INDUSTRIAL ACTIVITIES ADJ. EBIT (1) WALK (1) Note: adj. EBIT is a Non-GAAP measures (definition and reconciliation in appendix) Note: Numbers may not add due to rounding ($mn) ADJ. EBIT(1) Q2’21 Vol. & Mix Pricing, Net Prod. Cost SG&A R&D FX | Other Unallocated, Elim. & Other ADJ. EBIT(1) Q2’22 AG CE 11.7% 12.0% 98 7 578 106 (504) (91) (41) (14) (54) (4) 4 6 AG 23.4% 14.0% CE 13.8% 3.8% Gross Margin Adj EBIT Margin By Segment (0.7) p.p. +1.4 p.p. (0.7) p.p. +0.8 p.p. Note | p.p. change vs. Q2 2021

SECOND QUARTER 2022 | FINANCIAL SERVICES (**) RoA defined as: EBIT / average managed assets annualized (*) Including unconsolidated JVs ($mn) Delinquencies on Book (>30 Days) Profitability Ratios Managed Portfolio(*) & Retail Originations(*) Net Income Gross Margin / Average Assets on Book ROA(**) June 30, 2021 June 30, 2022 2020 2021 2022 2020 2021 2022 Retail Wholesale Operating Lease 31% 60% 9% 63% 30% 7% $20.5bn $21.1bn Q2’22 retail originations at $2.4bn, flat compared to June 30, 2021 Managed portfolio* at $21.1bn, up $0.6bn compared to June 30, 2021 (up $1.7bn on a constant currency basis)

SECOND QUARTER 2022 | INDUSTRIAL ACTIVITIES CHANGE IN NET DEBT(*) ($mn) (*) Non-GAAP measures (definition and reconciliation in appendix) Note: Numbers may not add due to rounding ($mn) Change in Working Capital Cash inflow Cash outflow (254) Net (Debt)/Cash and Free Cash Flow by quarter Industrial Activities (*) 0.4 (1.6) Q2 2021 Q2 2021 Net (Debt)/Cash IA ($bn) Free Cash Flow IA ($bn) I.A. Net Debt Mar 31, 2022 I.A. | adj. EBITDA Cash Interest & Taxes Change in Working Capital Change in Provisions & others PP&E CapEx Other Changes Dividends & Equity Changes FX & Other I.A. Net Debt Jun 30, 2022 Shares BB (20) Dividends (414) Free Cash Flow* of Industrial Activities 404 ($bn)

CAPITAL ALLOCATION PRIORITIES Support growth and ensure shareholder returns, while maintaining a strong balance sheet ORGANIC GROWTH Capex up 22% from Q2 2021, R&D up 29%, largest increase in digital CREDIT RATING Current long-term ratings: Moody’s Baa2; S&P BBB and Fitch BBB+ GROSS DEBT Gross Debt stable in Q2, operating cash flow and sale of unit, annual dividend SHAREHOLDER RETURNS More than $400mn returned YTD through dividends and share buybacks, Board approved additional $300m Share Buy Back INORGANIC GROWTH Sold both Raven businesses and acquisition of Specialty Enterprises

FY 2022 ESTIMATES | INDUSTRY UNIT PERFORMANCE VS. FY 2021 NORTH AMERICA EUROPE REST OF EMEA SOUTH AMERICA APAC 0-140 HP Tractors (10%) – (5%) Flat (10%) – (5%) Flat – 5% Flat 140+ Large Tractors 15% Combines 10% Flat (40%) Flat 20% Light (5%) (5%) – Flat (15%) – (10%) 10% – 15% (20%) – (15%) Heavy 5% – 10% (5%) – Flat (5%) – Flat 10% – 15% (20%) – (15%) NOTE: Total Industry Volume % change FY 2022 vs. FY 2021 reflecting aggregate for key markets where Company competes. (*) Regional split definition in Appendix

FY 2022 E | GUIDANCE

INDUSTRIAL ACTIVITIES		
Net Sales[1]	12%-14%	**Narrowed / Confirmed**
SG&A	≤ 7.5%	**Confirmed**
Free Cash Flow[2]	> $1.0B	**Confirmed**
R&D CapEx	~ $1.4B	**Confirmed**

Supply Chain challenges to persist in H2

Significant uncertainties remain in all regions, linked to rising inflation, geopolitical instability, the war in Ukraine and continuing COVID-19 infection waves, all these factors my affect our forecast for the year.

(1) Net Sales outlook reflecting €/$ exchange rate at 1.05
(2) FCF definition in Appendix

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2022 | FOCUS AND PRIORITIES Early signs of moderating supply chain headwinds Deliveries improving to meet customer demand Order books remain strong and dealer inventories low Strike ongoing, seeking resolution while accelerating mitigations Improving Raven contribution to product pipeline Strategic Sourcing roll-out in Q3 Tech Day event in early December

APPENDIX

Q2 2022 | UNIT PERFORMANCE VS. Q2 2021 NORTH AMERICA EUROPE REST OF EMEA SOUTH AMERICA APAC 0-140 HP Tractors (16%) (6%) 6% 4% 11% 140+ Large Tractors Flat Combines 3% 2% (47%) (14%) 21% Light (6%) (2%) (14%) 25% (27%) Heavy 7% (8%) 4% 20% (31%) Industry Company NOTE: Total Industry Volume % change 2022 vs. 2021 reflecting aggregate for key markets where Company competes. Regional split definition in Appendix (*) YoY change for orders to be built as of end of June 2022 TRACTORS COMBINES LIGHT Heavy Order Book* Up ~5% Order Book* Down ~6% Order Book* Up >20% Order Book* Up >40% Company Inventory Dealer Inventory Retail Production

Q2 2022 | Financial Summary (*) @CC means at constant currency (1) Non-GAAP measures (definition and reconciliation in appendix) Note: Numbers may not add due to rounding Q2 2022 Q2 2021 Δ U.S. GAAP Revenues ($mn) 6,082 5,174 18% Net Sales | Industrial Activities ($mn) 5,613 4,778 18% Net Income ($mn) 552 514 38 Diluted EPS ($) 0.40 0.38 0.02  Non – GAAP (1) Net Sales | Industrial Activities @CC ($mn) 5,752 4,778 20% Adjusted EBIT | Industrial Activities ($mn) 654 572 14% Adjusted EBIT Margin | Industrial Activities (%) 11.7% 12.0% (30) bps Adjusted income (loss) before income tax benefit (expense) and equity in income of unconsolidated subsidiaries and affiliates 741 628 18% Adjusted Effective Tax Rate 25% 23% 2 pp Adjusted Net Income ($mn) 583 507 76 Adjusted net income attributable to CNH Industrial N.V. 579 506 73 Weighted average shares outstanding – diluted (million) 1,360 1,361 0.0% Adjusted Diluted EPS ($) 0.43 0.37 0.06 Free Cash Flow | Industrial Activities ($mn) 404 785 (381) Jun 30, 2022 Dec 31, 2021 Δ Net Industrial Cash (Debt) ($bn) (1.6) (1.1) (39%) Available Liquidity ($bn) 8.8 10.5 (16%)

Q2 2022 | Industrial activities net sales AG CE Industrial Activities (1) $4,722mn $891mn $5,613mn +19% +22% @CC +10% +12% @CC +18% +20% @CC By Region as reported By Region as reported By Region as reported By Product as reported By Product as reported By Segment as reported Q2 2022 Q2 2021 AG Industrial Activities (1) CE (1) Net Sales | Excluding Other Activities, Unallocated Items and Adjustment & Eliminations Note: % change YoY and @CC means at constant currency

Q2 2022 | Financials by segment Note: Adj EBIT and Adj EBIT Margin % are Non-GAAP measures (definition and reconciliation in appendix) Revenues Gross Profit Adj. EBIT Adj. EBIT Margin % Q2 22 Q2 21 Q2 22 Q2 21 Q2 22 Q2 21 Q2 22 Q2 21 Agriculture 4,722 3,970 1,105 955 663 582 14.0% 14.7% Construction Equip. 891 808 123 100 34 24 3.8% 3.0% Elimination & Other - - 8 7 (43) (34)     Industrial Activities 5,613 4,778   1,236 1,062 654 572 11.7% 12.0% Financial Services 471 392   174 136 Elimination & Other (2) 4   - - TOTAL 6,082 5,174   1,410 1,198 ($mn)

Q2 2022 | Net Sales and Adj. EBIT Breakdown Net Sales Split * Raven included in Others (1) Note: Adj EBIT is a Non-GAAP measures (definition and reconciliation in appendix); Numbers may not add due to rounding Industrial Activities | Adj. EBIT Walk Q2 22 Q2 21 Q2 22 Q2 21 NA 1,757 1,287 NA 412 373 EMEA 1,560 1,705 EMEA 234 226 LA 939 565 LA 174 116 APAC 466 413 APAC 71 93 Tractors 51% 57% Heavy 38% 45% Combines 25% 23% Light 60% 52% Others* 24% 20% Others 2% 3% AG CE ADJ. EBIT(1) Q2’21 Vol. & Mix Pricing, Net Prod. Cost SG&A R&D FX | Other Unallocated, Elim. & Other ADJ. EBIT(1) Q2’22 Ind. Activities 572 105 684 (595) (55) (58) 10 (9) 654 Agriculture 582 98 578 (504) (41) (54) 4   663 Constr. Equip. 24 7 106 (91) (14) (4) 6   34 ($mn)

Q2 / 1H 2022 | capex and r&d Q2 2022 Q2 2021 1H 2022 1H 2021 Investments in property, plant and equipment, and intangible assets 84 69 137 105 Breakdown by Category         New Product & Technology 28% 46% 28% 47% Maintenance & Other 48% 46% 48% 47% Industrial Capacity Expansion & LT Investments 24% 8% 24% 6% Breakdown by Segment         Agriculture 87% 84% 87% 84% Construction Equipment 13% 16% 13% 16%           Research and Development 212 164 396 296           Total spending (CapEx + R&D) in new products 159 119 294 214 Breakdown by Trend         Digital 36% 25% 35% 23% Electric Vehicles and CNG-LNG 10% 2% 7% 2% Other New Program 54% 73% 58% 75% ($mn)

Debt maturity schedule | breakdown Note: Numbers may not add due to rounding ($bn) Outstanding Jun 30, 2022 6M 2022 2023 2024 2025 2026 Beyond 2.0 Bank Debt 0.6 0.7 0.3 0.2 0.1 0.1 9.7 Capital Market 0.7 2.1 2.0 1.4 1.7 1.8 0.1 Other Debt 0.1 0.0 0.0 0.0 0.0 0.0 11.8 Cash Portion of (Debt) Maturities 1.3 2.9 2.3 1.6 1.8 1.9 of which Industrial Activities 0.1 1.0 0.8 0.8 0.5 1.7 of which Financial Services 1.3 1.9 1.5 0.8 1.2 0.2 3.6 Cash & Cash Equivalents 0.7 of which restricted cash 0.2 Net Receivables / (Payables) with Iveco Group N.V. 5.0 Undrawn Committed credit lines 8.8 Total Available Liquidity

Reconciliations

RECONCILIATION OF NET INCOME (LOSS) TO ADJ. EBIT BY SEGMENT (US GAAP)

($mn)	Q2 2022				1H 2022			
	AG	CE	Unall. Items, Elim. & Other	**Industrial Activities**	AG	CE	Unall. Items, Elim. & Other	**Industrial Activities**
Consolidated Net income				**552**				**888**
Less: Consolidated Income tax (expense) benefit				(228)				(387)
Consolidated Income before taxes				**780**				**1,275**
Less: Financial Services								
Financial Services Net income				95				177
Financial Services Income taxes				38				74
Add back of the following Industrial Activities items:								
Interest expenses, net of interest income & eliminations				35				70
Foreign exchange (gains) losses, net				(13)				-
Finance & non-service component of Pension & other post-empl. benefit costs (1)				(40)				(77)
Adjustments for the following Industrial Activities items:								
Restructuring expenses	3	3	-	6	5	3	-	8
Other discrete items (2)	-	-	19	19	-	-	58	58
Adjusted EBIT of Industrial Activities	**663**	**34**	**(43)**	**654**	**1,089**	**66**	**(72)**	**1,083**

(1) In the three months ended June 30, 2022, this item includes the pre-tax gain of $30 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the 2018 modification of a healthcare plan in the U.S. and a pre-tax gain of $6 million as a result of the amortization over the 4 years of the $101 million positive impact from the 2021 modifications of a healthcare plan in the U.S. In the three months ended June 30, 2021, this item includes the pre-tax gain of $30 million as a result of the 2018 modification.
(2) In the three months ended June 30, 2022, this item included $18 million of the book loss on the sale of the Raven Engineered Films Division. In the three months ended June 30, 2021, this item included $8 million separation costs in connection with the spin-off of the Iveco Group business.

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RECONCILIATION OF NET INCOME (LOSS) TO ADJ. EBIT BY SEGMENT (US GAAP)

($mn)	Q2 2021				1H 2021			
	AG	CE	Unall. Items, Elim. & Other	**Industrial Activities**	AG	CE	Unall. Items, Elim. & Other	**Industrial Activities**
Consolidated Net income				**699**				**1,124**
Less: Consolidated Net Income (loss) of Discontinued Operations				185				247
Consolidated Net income (loss) of Continuing Operations				**514**				**877**
Less: Consolidated Income tax (expense) benefit				(152)				(268)
Consolidated Income (loss) before taxes (continuing operations)				**666**				**1,145**
Less: Financial Services								
Financial Services Net income				85				163
Financial Services Income taxes				26				52
Add back of the following Industrial Activities items:								
Interest expenses, net of interest income & eliminations				31				71
Foreign exchange (gains) losses, net				4				15
Finance & non-service component of Pension & other post-empl. benefit costs (1)				(35)				(69)
Adjustments for the following Industrial Activities items:								
Restructuring expenses	2	3	-	5	4	2	-	6
Other discrete items (2)	-	-	12	12	-	-	13	13
Adjusted EBIT of Industrial Activities	**582**	**24**	**(34)**	**572**	**981**	**49**	**(65)**	**965**

(1) In the three months ended June 30, 2022, this item includes the pre-tax gain of $30 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the 2018 modification of a healthcare plan in the U.S. and a pre-tax gain of $6 million as a result of the amortization over the 4 years of the $101 million positive impact from the 2021 modifications of a healthcare plan in the U.S. In the three months ended June 30, 2021, this item includes the pre-tax gain of $30 million as a result of the 2018 modification.
(2) In the three months ended June 30, 2022, this item included $18 million of the book loss on the sale of the Raven Engineered Films Division. In the three months ended June 30, 2021, this item included $8 million separation costs in connection with the spin-off of the Iveco Group business.

CNH INDUSTRIAL
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RECONCILIATION OF TOTAL DEBT TO NET DEBT (US GAAP)

($mn)	Consolidated		Industrial Activities		Financial Services	
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Third party debt	(20,817)	(20,897)	(4,828)	(5,335)	(15,989)	(15,562)
Intersegment notes payable	-	-	(169)	(150)	(679)	(181)
Payable to Iveco Group N.V.[4]	(73)	(3,986)	(8)	(3,764)	(65)	(222)
Total (Debt) [1]	(20,890)	(24,883)	(5,005)	(9,249)	(16,733)	(15,965)
Cash and cash equivalents	2,855	5,044	2,430	4,386	425	658
Restricted cash	729	801	144	128	585	673
Intersegment notes receivable	-	-	679	181	169	150
Receivables from Iveco Group N.V.[4]	281	3,484	220	3,430	61	54
Other current financial assets[2]	1	1	1	1	-	-
Derivatives hedging debt	(33)	(3)	(33)	(3)	-	-
Net Cash (Debt) [3]	(17,057)	(15,556)	(1,564)	(1,126)	(15,493)	(14,430)

(1) Total (Debt) of Industrial Activities includes Intersegment notes payable to Financial Services of $169 million and $150 million as of June 30, 2022 and December 31, 2021, respectively. Total (Debt) of Financial Services includes Intersegment notes payable to Industrial Activities of $679 million and $181 million as of June 30, 2022 and December 31, 2021, respectively.
(2) This item includes short-term deposits and investments towards high-credit rating counterparties.
(3) The net intersegment receivable/(payable) balance recorded by Financial Services relating to Industrial Activities was ($510) million and ($31) million as of June 30, 2022 and December 31, 2021, respectively.
(4) For December 31, 2021, this item is shown net on the CNH Industrial balance sheet.

CNH INDUSTRIAL
Q2 2022 Results Review | July 29, 2022
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Reconciliation of Cash & cash equivalents to Available liquidity under U.S.-GAAP June 30, 2022 March 31, 2022 December 31, 2021 Cash and cash equivalents 2,855 3,219 5,044 Restricted cash 729 842 801 Undrawn committed facilities 5,002 5,087 5,177 Receivables from Iveco Group N.V. 281 297 3,484 Payables to Iveco Group N.V. (73) (47) (3,986) Other current financial assets(1) 1 1 1 Available liquidity 8,795 9,399 10,521 (1) This item includes short-term deposits and investments towards high-credit rating counterparties ($mn)

Q2 2022 Q2 2021 1H 2022 1H 2021 Net cash provided by (used in) Operating Activities (Continuing Operations) (271) 560 (1,158) 801 Less: Cash flows from Operating Activities of Financial Services net of eliminations 773 256 677 80 Change in derivatives hedging debt of Industrial Activities and other (11) 5 (29) (7) Investments in assets sold under operating lease assets of Industrial Activities (4) (5) (6) (8) Operating cash flow of Industrial Activities 487 816 (516) 866 Investments in property, plant and equipment, and intangible assets of Industrial Activities (84) (69) (137) (105) Other changes (1) 1 38 (2) 11 Free cash flow of Industrial Activities 404 785 (655) 772 (1) This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments Reconciliation of Net cash provided by (used in) Operating Activities to Free cash flow of Industrial Activities under U.S. GAAP ($mn)

Q2 2022   Q2 2021 1H 2022   1H 2021 Net income (loss) – Continuing Operations 552 514 888 877 Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (a) (12) (13) 9 (34) Adjustments impacting Income tax (expense) benefit (b) 43 6 64 16 Adjusted net income (loss) 583 507 961 859 Adjusted net income (loss) attributable to CNH Industrial N.V. 579 506 954 855 Weighted average shares outstanding – diluted (million) 1,360 1,361 1,360 1,360 Adjusted diluted EPS ($) 0.43 0.37 0.70 0.63         Income (loss) from continuing operations before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates 753 641 1,227 1,094 Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (a) (12) (13) 9 (34) Adjusted income (loss) from continuing operations before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (A) 741 628 1,236 1,060         Income tax (expense) benefit (228) (152) (387) (268) Adjustments impacting Income tax (expense) benefit (b) 43 6 64 16 Adjusted income tax (expense) benefit (B) (185) (146) (323) (252)         Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A) 25.0% 23.2% 26.1% 23.7% Reconciliation of Adjusted net income and Adjusted income tax (expense) benefit to Net income (loss) and Income tax (expense) benefit and calculation of Adjusted diluted EPS and Adjusted ETR under U.S.-GAAP (1/2) ($mn)

Q2 2022 Q2 2021 1H 2022 1H 2021 (a) Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates         Restructuring expenses 5 5 8 5 Loss on repurchase of notes - - - 8 Pre-tax gain related to the 2018 modification of a healthcare plan in the U.S. (30) (30) (60) (60) Pre-tax gain related to the 2021 modification of a healthcare plan in the U.S. (6) - (12) - Asset write-down: Industrial Activities, Russia Operations - - 44 - Asset write-down: Financial Services, Russia Operations - - 15 - Spin related costs 3 8 6 9 Other discrete items - 4 - 4 Loss on sale of EFD net of income from segments held for sale 16 - 8 - Total  (12) (13) 9 (34)         (b) Adjustments impacting Income tax (expense) benefit         Tax effect of adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates(1) 39 7 61 14 Other 4 (1) 3 2 Total 43 6 64 16 (1) Includes $44 million of increase to the valuation allowances on historical deferred tax assets as a result of the suspension of operations in Russia. ($mn) Reconciliation of Adjusted net income and Adjusted income tax (expense) benefit to Net income (loss) and Income tax (expense) benefit and calculation of Adjusted diluted EPS and Adjusted ETR under U.S.-GAAP (2/2)

The composition of our regions part of the geographic information is as follow: North America: United States, Canada, Mexico and Puerto Rico, previously included in South America Europe, Middle East, and Africa (previously Europe): member countries of the European Union, European Free Trade Association, the United Kingdom, Ukraine, Balkans, Russia, Turkey, the African continent, and the Middle East, previously included in Rest of World; South America: Central and South America, and the Caribbean Islands; and Asia Pacific (previously Rest of World): Continental Asia, Oceania and member countries of the Commonwealth of Independent States. Market Share / Market Position Data Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries. In this presentation, management estimates of past market-share information are generally based on retail unit sales data in North America, on registrations of equipment in most of Europe, Brazil, and various Rest of the World markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers’ in North America, the Committee for European Construction Equipment in Europe, the ANFAVEA in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by an independent service bureau. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported. In addition, there may be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period. Geographic information

Non-GAAP Financial Measures CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the readers’ ability to assess CNH Industrial’s financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP and/or EU-IFRS. CNH Industrial’s non-GAAP financial measures are defined as follows: Adjusted EBIT of Industrial Activities under U.S. GAAP is defined as net income (loss) before income taxes, Financial Services’ results, Industrial Activities’ interest expenses, net, foreign exchange gains/losses, finance and non-service component of pension and other post-employment benefit costs, restructuring expenses, and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities. Adjusted EBIT of Industrial Activities under EU-IFRS: is defined as profit/(loss) before taxes, Financial Services’ results, Industrial Activities’ financial expenses, restructuring costs, and certain non-recurring items. Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax. Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on a earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end. Adjusted Income Taxes: is defined as income taxes less the tax effect of restructuring expenses and non-recurring items, and non-recurring tax charges or benefits. Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and non-recurring items. Adjusted Gross Profit Margin of Industrial Activities: is computed by dividing Net sales less Cost of goods sold, as adjusted by non-recurring items, by Net sales. Net Cash (Debt) and Net Cash (Debt) of Industrial Activities: Net Cash (Debt) is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash, other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties) and derivative hedging debt. CNH Industrial provides the reconciliation of Net Cash (Debt) to Total (Debt), which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Cash (Debt) of Industrial Activities. Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow): refers to Industrial Activities only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under buy-back commitments, assets under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations. Available Liquidity: is defined as cash and cash equivalents plus restricted cash, undrawn medium-term unsecured committed facilities, net receivables/payables with Iveco Group N.V. and other current financial assets (primarily current securities, short-term deposits and investments in instruments of high-credit rating counterparties). Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations. The tables attached to this press release provide reconciliations of the non-GAAP measures used in this press release to the most directly comparable GAAP measures.

INVESTOR RELATIONS CONTACT Noah Weiss | Head of Investor Relations +1 (773) 896 5242 | noah.weiss@cnhind.com Federico Pavesi | Manager Investor Relations +39 (345) 605 6218 | federico.pavesi@cnhind.com